Exhibit 15.1
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109
We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Sterling Chemicals, Inc. and subsidiaries for the three month period ended March 31, 2009, as indicated in our report dated May 15, 2009; because we did not perform an audit, we expressed no opinion on that information.
We are aware that our report referral to above, which is included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 is incorporated by reference in Registration Statement No. 333-105794 on Form S-8.
We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

GRANT THORNTON LLP

Houston, Texas
May 15, 2009